Leading Brands, Inc.
Management’s Discussion & Analysis
For the year ended February 28, 2005

May 25, 2005

The following information should be read in conjunction with the Company’s February 28, 2005 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 21 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complimentary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded food and beverage items.

Overall Performance

Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 18% of revenue and the ten largest comprising 75% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States certain raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian-produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company’s cost of product and revenues from export sales. The amount of export revenue does not offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

The following are some of the other factors that could affect the Company’s financial performance:

-	Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

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Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company’s products.

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Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company’s products and changes in interest rates.

-	The uncertainties of litigation, as the Company is party to certain lawsuits.

-	Changes in general economic and business conditions.

-	The effectiveness and success of the Company’s marketing programs, especially for newer brands such as True BlueTM, InfinityTM, BrandX OriginalsTM, TREK ® and Soy2OTM.

-	Changes in consumer tastes and preference and market demand for new and existing products.

-	Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Selected Annual Information

	Year Ended Feb. 28, 2005	Year Ended Feb. 29, 2004	Year Ended Feb. 28, 2003
Net sales / operating revenue	$ 33,566,204	$ 40,796,926	$47,276,240
Net Income (loss)	$ 625,643	($1,847,490)	($6,250,126)
Net Income (loss) per share	$ 0.04	($0.12)	($0.46)
Total assets	$ 20,609,242	$22,320,335	$20,948,792
Long-term Obligations	$ 2,913,843	$ 3,443,512	$2,251,173
Cash dividends declared per common share	Nil	Nil	Nil

In the year ended February 28, 2003, the Company took a write down of investment in Quick Home Delivery Operations, in the amount of $6,523,880.

In the year ended February 29, 2004, the Company increased sales into the US markets, causing an increase in selling, general and administrative expenses. Gross revenue for the fiscal year was reduced related to the change in billing method of a large co-pack customer, reducing both sales and cost of sales by the amount of the raw material supply for that customer. The Company’s profitability in the fiscal year was also impacted by the reduced efficiency in the plant operations, as a result of line expansions occurring in the fiscal year.

In the year ended February 28, 2005, the Company had lower sales which was directly attributable to (1) the discontinuance of the marginally profitable Little Debbie’s® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there. In spite of the reduction in sales, the Company released increased margin due to improved efficiencies in the bottling plants and improved margins in the Company’s licensed and own brands.

Results of Operations

Introduction
The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Year Ended February 28, 2005

Sales
Revenue	Year ended February 28, 2005	Year ended February 29, 2004	Change
Bottling Plant	$17,294,507	$18,221,670	($927,163)
Distribution and Other	$17,121,342	$23,551,905	($6,430,563)
Total Gross Revenue	$34,415,849	$41,773,575	($7,357,726)
Discounts, allowances and Rebates	($849,645)	($976,649)	$127,004
Net Revenue	$33,566,204	$40,796,926	($7,230,722 )

Gross sales for the year ended February 28, 2005 were $34,415,849 compared to $41,773,575 for the previous year, representing a decrease of 17.6%. The decrease in plant revenue is a result of a decrease in revenue from sales to customers where the Company supplies the raw materials of $4,442,360 offset by an increase in revenue from sales to customers where the customer supplies the raw materials of $3,515,197, which includes a reduction in Ocean Spray production. The decrease in distribution and other revenue consists of a decrease in revenue from food products of $1,677,750, mainly due to the discontinuation of the Little Debbie’s snack food line, a decrease in revenue of the Company’s own brands of $3,017,051 mainly due to the refocus of the sales force in the US, and a net decrease in sales of licensed brands and other revenue of $1,735,762, representing a decrease in revenue from the loss of the Mad Croc distribution contract in the amount of $3,147,008 offset by an increase in sales of other licensed brands and other revenue of $1,411,246. Sales discounts, allowances and rebates for the year ended February 28, 2005 were $849,645 compared to $976,649 for the previous year, representing a decrease of 13%. The decrease of $127,004 represents a decrease in sales discounts, allowances and rebates related to the sales of branded products in the amount of $300,856 offset by an increase in volume rebates related to the bottling plant in the amount of $173,852.

Cost of Sales and Margin
Cost of Sales	Year ended February 28, 2005	Year ended February 29, 2004	Change
Bottling Plant	$10,910,199	$14,031,244	($3,121,045)
Distribution and Other	$12,633,149	$17,372,145	($4,738,996)
Total	$23,543,348	$31,403,389	($ 7,860,041)

Cost of sales for the year ended February 28, 2005 were $23,543,348 compared to $31,403,389 for the previous year, representing a decrease of 25%. The decrease in plant cost of sales of $3,121,045 is a result of a decrease in cost of sales for customers where the Company supplies the raw materials of $4,321,060 offset by an increase in cost of sales for customers where the customer supplies the raw materials of $1,200,015. The decrease in distribution and other cost of sales of $4,738,996 consists of a decrease from foods products of $1,731,211, mainly due to the discontinuation of the Little Debbie’s snack food line, a decrease from the Company’s own brands of $1,736,227 mainly due to the refocus of the sales force in the US, and a net decrease in licensed brands and other products of $1,271,558, representing a decrease in Mad Croc distribution in the amount of $1,816,692 offset by an increase from other licensed brands and other products of $545,134.

Margin	Year ended February 28, 2005	Year ended February 29, 2004	Change
Bottling Plant	$6,175,626	$4,155,596	$2,020,030
Distribution and Other	$3,847,230	$5,237,941	($1,390,711)
Total	$10,022,856	$9,393,537	$629,319
Margin percentage	29.9%	23.0%	6.9%

Margin for the year ended February 28, 2005 was $10,022,856 compared to $9,393,537 for the previous year, representing a increase of 6.7% . The increase in plant margin of $2,020,030 is a result of a decrease in margin from customers where the Company supplies the raw materials of $121,300 offset by an increase in margin from customers where the customer supplies the raw materials of $2,141,330. The decrease in distribution and other margin of $1,390,711 consists of an increase from foods products of $137,035 mainly due to increased profitability from remaining food products, a decrease from the Company’s own brands of $1,154,083 mainly due to the refocus of the sales force in the US, and a net decrease in licensed brands and other products of $373,663, representing a decrease in Mad Croc distribution in the amount of $1,204,470 offset by an increase from other licensed brands and other products of $830,807.

Selling, General and Administration Expenses
These expenses decreased $1,291,653 from $9,867,894 to $8,576,241, or 13.1% . Selling, general and administrative expenses related to the US decreased $1,583,453 due to the refocus of the US sales division, marketing expenses decreased $409,418 due to lower sales of the Company’s own brands, offset by an increase in general and administrative expenses of $701,218 due to increased bottling plant volume.

Other Expenses and Recovery
Depreciation remained consistent with the prior year at $878,770 compared to $896,406 in the 2004 fiscal year. Amortization of deferred costs decreased by $216,107 from $296,875 to $80,768. Amortization decreased by $258,573 relating to the impairment write down at the end of the 2004 fiscal year of certain deferred costs for start up and product development in the US market that was partially offset by an increase in amortization of $42,466 for product development costs related to the Company’s new brands. Interest decreased by $24,460 from $339,630 to $315,170 due lower average borrowing levels. In the current year, the Company recorded income from the cancellation of certain distribution and bottling contracts in the amount of $695,585. In the current fiscal year, the Company recorded a loss on sale of assets in the amount of $43,590 due to the sale of retired production equipment, compared to a $9,083 loss on sale of assets in the prior year.

Income Taxes
In the year ended February 28, 2005, the Company reduced the valuation allowance against future income tax assets in the amount of $543,141 due to an increased certainty that the Company would be able to realize on the asset compared with $805,383 in the prior year. In the fiscal year ended February 28, 2005, the Company recorded a reduction in the future income tax asset in the amount of $745,090 corresponding to the operating profits in the Canadian operating entity. The Company paid cash income taxes in the fiscal year ended February 29, 2004 in the amount of $3,943 and recovered income tax of $3,690 in the year ended February 28, 2005.

Summary of Quarterly Results

	February 28/29		November 30		August 31		May 31
Net sales / operating revenue	2005 $6,623,496	2004 $7,215,125	2004 $6,864,239	2003 $9,216,055	2004 $10,793,438	2003 $12,170,473	2004 $9,285,031	2003 $12,195,273
Income (loss)	$150,638	($1,585,232)	($ 433,760)	($569,827)	$512,429	$300,857	$396,336	$6,712
Income (loss) per share	$0.01	($0.10)	($0.03)	($0.04)	$0.03	$0.02	$0.03	$0.00
Net Income (loss) per share, fully diluted	$0.01	($0.10)	($0.03)	($0.04)	$0.03	$0.02	$0.03	$0.00

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The decline in sales in the most recent year, compared to the prior year, is largely related to the change in billing method for a large co-pack customer and the reduction in branded sales due to the refocus of the US market and discontinuation of the Little Debbie’s snack foods line. The cost of sales also declined at a similar rate. The performance in the first two quarters of the fiscal year is stronger due to the seasonal nature of the beverage business, as described in the 'Overall Performance' section.

Stock based compensation expensed in the quarter ended August 31, 2003 was $92,705, in the quarter ended February 29, 2004 was $12,911, in the quarter ended May 31, 2004 was $68,131, in the quarter ended August 31, 2004 was $155,053, in the quarter ended November 30, 2004 was $15,023 and in the quarter ended February 28, 2005 was $68,205.

Liquidity and Capital Resources

As at February 28, 2005 the company had negative working capital of $899,375 compared to negative working capital of $1,673,014 at the prior year end. This improvement in working capital resulted from cash generated through operating income. Bank indebtedness was $2,512,897 compared to $3,179,800 for the prior year which was reduced for the reasons mentioned above. There were no cash or cash equivalents as at February 28, 2005 or the previous year.

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all but the current ratio covenant at February 28, 2005. Subsequent to the year end, the lender renewed the Company’s loans. The Company does not expect any additional covenant violations in the foreseeable future.

Notwithstanding the negative working capital as at February 28, 2005, the Company believes it will have sufficient working capital for the next 12 months since the Company has generated cash flow from operations at the beginning of the fiscal year ending February 28, 2006, significantly reducing the working capital deficit. The Company has no significant planned capital projects and believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter. Should any significant capital projects be planned, they will likely require further financing.

Net cash generated in operating activities for the 12 months ended February 28, 2005 was $1,770,156 compared to $853,640 utilized in the prior fiscal year. Cash in-flow from operations generated $2,137,132 of cash compared to $712,314 utilized in the prior year. In fiscal 2005 normal operating activities in the Canadian operations generated $2,140,790, settlement from cancellation of distribution and bottling contracts generated $695,585, normal operating activities in the US operations utilized $639,482 and other marketing and holding entities utilized $59,761. Working capital changes utilized $366,976 due mainly to a 6 decrease in trade accounts payable of $2,857,118, mostly due to a $2,370,237 decrease in Canadian operations due to cash generated from operations, the change in product mix in the co-pack products mentioned in the sales section, discontinuation of the Little Debbie’s snack food line and reduced sales in the Company’s own brands and a $484,068 decrease in US operations due to the discontinuation of the Mad Croc product line and payment of legal fees relating to the contract settlement. The utilization from the reduction of accounts payable was offset by working capital generated by a decrease in prepaid expenses of $9,773, a decrease in inventory of $920,364; a $914,222 decrease in the Canadian operating entities due to the same reasons mentioned above for the reduction of accounts payable and a $6,142 decrease in the US operating entities and a decrease in accounts receivable of $1,560,005; a $1,527,480 decrease in the Canadian operating entity for the reasons mentioned above for accounts payable and inventory, a $33,881 decrease in the US operating entities and a $1,356 increase in the marketing and holding entities.

Net cash utilized in investing activities was $290,679 compared to $687,916 in the prior year. $256,329 was expended on the purchase of capital assets compared to $541,776 in the prior year. During fiscal year 2005, $178,690 was expended on equipment for the bottling operations, $29,908 was expended on vehicles and $47,731 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $40,715 compared to $63,730 in the prior year. Cash was utilized for expenditures on deferred costs in the amount of $75,065 for new product development costs compared to $209,870 in the prior year, of which $77,699 for new product development costs and $132,171 for start up costs related to the alcohol bottling contract.

Financing activities utilized $1,650,381 compared to $1,257,966 generated in the prior year. In the current year, the Company repaid long-term debt of $1,128,209 compared to $724,006 in the prior year, decreased bank indebtedness in the amount of $890,440 compared to $57,057 in the prior year as a result of increased cash flow from operations in the fiscal year ended February 28, 2005. This was offset by proceeds from additional long term debt of $363,829 in the current year, which is consisted of a $232,775 increase in the Company’s term loan to fund capital equipment purchases and a $131,054 increase in the mortgage on the Edmonton bottling facility. In the prior year, long term debt increased $1,728,180 mostly due to an increase in the Company’s term loan. In the current year, the issuance of common shares relating to the exercising of options and warrants generated $4,439 compared to $310,849 in the prior year.

The company has a demand revolving operating bank loan with a credit limit of $3,648,156 with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan from the bank in the amount of $3,186,508 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a mortgage, a promissory note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Trend Information

Sales to date for the first quarter of fiscal 2006 are trending about 13% lower than the comparable period in the prior year. Concurrently, cost of sales are trending lower causing gross margin to remain consistent with the same period in the prior year. This is primarily due to the reduced sales in co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in 7 sales of co-pack products in which the customer supplies the raw materials. The strength of the Canadian dollar compared to the US dollar over the prior year, has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Tabular disclosure of contractual obligations

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	3,861,272	947,429	1,722,415	769,411	422,017
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,798,531	1,287,461	1,448,067	63,003	-
Purchase Obligations	705,000	705,000	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest - estimated	1,395,000	303,000	472,000	320,000	300,000
Total	8,759,803	3,242,890	3,642,482	1,152,414	722,017

Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated. There were no material changes to the contractual obligations of the Company in the year ended February 28, 2005.

Off-Balance Sheet Arrangements

The Company is committed to operating leases for premises and equipment as disclosed in Note 13 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

Related Party Transactions

The Company has not at any time during the period since the beginning of the last fiscal year to May 25, 2005 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a) BBI Holdings Inc., a Company with a director in common with the Company, receives $5,431 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

b) Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated

value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

The Company also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

During the fiscal year 2003, the Company advanced $693,953 to support its investment in NTI related to the Quick Home Operations delivery service.

At the end of the fiscal year 2003, the Company decided to discontinue its support of the Quick Home Operations delivery service and, accordingly, recorded a write down of $6,523,880 on this investment. See note 1(a) of the annual financial statements for further details.

c) Fiji Water, a company with a director in common with the Company, supplied products for resale in the amount of $250,126 during the year ended February 28, 2005.

There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Fourth Quarter
In the fourth quarter of the fiscal year ended February 29, 2004, the Company took an impairment write down on deferred costs as a result of refocusing the US market. In the fourth quarter ended February 28, 2005 the Company reduced the valuation allowance against future income tax assets in the amount of $543,141 due to an increased certainty that the Company would be able to realize on the asset compared with $112,706 in the fourth quarter of the prior year.

Critical Accounting Estimates

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 21 in the notes to the annual financial statements. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation the financial statements requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill, revenue recognition and stock based compensation.

Goodwill

Goodwill is recorded at cost and, effective January 1, 2002, it is no longer amortized. Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. An impairment loss will only be recognized if the carrying amount is not recoverable when compared to the undiscounted future cash flow. As the Company has reported net income for fiscal 2005 and expects its operations to continue to be profitable in the future, no impairment loss has been recognized. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.

b.	Forecasted operating results based on current economic conditions and expected future events.

c.	Seasonality of the business is built into the discounted cash flow model, therefore normal fluctuation in sales will not significantly affect the analysis.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. Certain figures are reclassified in prior periods relating to sales discounts, allowances and rebates to conform with Canadian GAAP changes on revenue recognition.

Stock-based Compensation

Effective January 1, 2004, the Company has retroactively adopted, without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the accumulated deficit and contributed surplus as of March 1, 2004 by $836,350.

Under US GAAP, the Company continues to apply Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related FASB Interpretation No. 44 (“FIN 44”) in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable. Stock options that have been modified to increase life are remeasured as if the awards were newly granted.

Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.

As a result of the change in accounting policy under Canadian GAAP, there is a Canadian – US GAAP difference as described in more detail in Note 21 of the consolidated financial statements.

Disclosure of Outstanding Share Data

At February 28, 2005 the Company had 15,045,069 issued and outstanding common shares.

There were also 2,975,519 issued and outstanding stock options, of which 2,115,980 were vested.

Forward-Looking Statements

The Company relies upon the U.S. Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.